Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE

Alliance Semiconductor Announces Results of Tender Offer

SANTA CLARA, Calif.—(BUSINESS WIRE)— September 25, 2006 — Alliance Semiconductor Corporation (the “Company”), today announced the results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, Eastern Time, on Friday, September 22, 2006. Approximately 2,978,394 shares were tendered, representing approximately 8.4% of the shares outstanding at the commencement of the Offer. Alliance is accepting for purchase all tendered shares of its common stock at a price of $3.00 per share, subject to confirmation by the depositary of the proper delivery of shares validly tendered and not withdrawn.

Alliance has transferred the funds to purchase these shares to Mellon Bank, the depositary, which will promptly pay for the shares accepted for purchase. With completion of the tender offer, Alliance has approximately 32.6 million shares of common stock outstanding.

Mel Keating, Alliance’s president and chief executive officer, said “We are pleased to have been able to provide those stockholders who wanted liquidity and an assured price this opportunity to receive value for their shares. We will continue to work diligently for our existing stockholders in our effort to deliver value for them.”

MacKenzie Partners, Inc. served as the information agent and Mellon Investor Services served as the depositary in the tender offer. Stockholders and investors who have questions or need information about the tender offer may call MacKenzie Partners at (212) 929-5500 or toll-free at (800) 322-2885.

Contact:

Alliance Semiconductor Corporation, Santa Clara

Mel Keating, 408-855-4900